ThinkEquity,

A Division of Fordham Financial Management, Inc

17 State Street, 22nd Floor

New York, New York 10004

October 30, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Inhibikase Therapeutics, Inc. (the “Company”)
Registration Statement on Form S-1, as amended (the “Registration Statement”) File No. 333-240036

Ladies and Gentlemen:

On October 27, 2020, ThinkEquity, a division of Fordham Financial Management, Inc. (“ThinkEquity”), as representative of the underwriters of the offering, joined in the request of the Company that the effective date of the above-referenced Registration Statement on Form S-1 be accelerated so as to permit it to become effective on Thursday, October 29, 2020, at 5:00 p.m. (Eastern Time), or as soon thereafter as practicable. The undersigned, on behalf of ThinkEquity, hereby withdraws such request.

Very truly yours,

ThinkEquity,
a division of Fordham Financial Management, Inc.

By:	/s/ Eric Lord
Name:	Eric Lord
Title:	Head of Investment Banking

cc:	Leslie Marlow, Esq.

Patrick J. Egan, Esq.